UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 14, 2020

CC NEUBERGER PRINCIPAL HOLDINGS I
(Exact Name Of Registrant as Specified In Charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-39272 (Commission File Number)	98-1526024 (IRS Employer Identification No.)

200 Park Avenue, 58th Floor New York, New York (Address Of Principal Executive Offices)	10166 (Zip Code)

(Registrant’s Telephone Number, Including Area Code): (212) 355-5515

Not Applicable
Former Name or Former Address, if Changed Since Last Report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	PCPL.U	New York Stock Exchange

Class A ordinary shares included as part of the units	PCPL	New York Stock Exchange

Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PCPL WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

On October 14, 2020, E2open Holdings, LLC (“E2open” or the “Company”), a Delaware limited liability company, and CC Neuberger Principal Holdings I (“CCNB1” or “PubCo”), a Cayman Islands exempted company, entered into a definitive business combination agreement (the “Business Combination Agreement”). This Amendment No. 1 on Form 8-K/A is being filed to describe the material terms of the Business Combination Agreement and related agreements, which are filed as exhibits herewith.

Item 1.01	Entry Into A Material Definitive Agreement.

Business Combination Agreement

The Business Combination Agreement, dated October 14, 2020 (the “Effective Date”), was entered into by and among PubCo, Sonar Merger Sub I, LLC, a Delaware limited liability company (“Blocker Merger Sub 1”), Sonar Merger Sub II, LLC, a Delaware limited liability company (“Blocker Merger Sub 2”), Sonar Merger Sub III, LLC, a Delaware limited liability company (“Blocker Merger Sub 3”), Sonar Merger Sub IV, LLC, a Delaware limited liability company (“Blocker Merger Sub 4”), Sonar Merger Sub V, LLC, a Delaware limited liability company (“Blocker Merger Sub 5”), Sonar Merger Sub VI, LLC, a Delaware limited liability company (“Blocker Merger Sub 6,” and together with Blocker Merger Sub 1, Blocker Merger Sub 2, Blocker Merger Sub 3, Blocker Merger Sub 4 and Blocker Merger Sub 5, the “Blocker Merger Subs”), Insight (Cayman) IX Eagle Blocker, LLC, a Delaware limited liability company (“Insight Cayman Blocker”), Insight (Delaware) IX Eagle Blocker, LLC, a Delaware limited liability company (“Insight Delaware Blocker”), Insight GBCF (Cayman) Eagle Blocker, LLC, a Delaware limited liability company (“Insight GBCF Cayman Blocker”), Insight GBCF (Delaware) Eagle Blocker, LLC, a Delaware limited liability company (“Insight GBCF Delaware Blocker”), Elliott Eagle JV LLC, a Delaware limited liability company (“Elliott Eagle Blocker”), PDI III E2open Blocker Corp., a Delaware corporation (“PDI Blocker,” and together with Insight Cayman Blocker, Insight Delaware Blocker, Insight GBCF Cayman Blocker, Insight GBCF Delaware Blocker, and Elliott Eagle Blocker, the “Blockers”), Sonar Company Merger Sub, LLC a Delaware limited liability company (“Company Merger Sub,” and together with the Buyer and the Blocker Merger Subs, the “Buyer Parties”), E2open, and Insight Venture Partners, LLC, a Delaware limited liability company, solely in its capacity as representative of the Blocker Owners and the Company Equityholders (the “Equityholder Representative”).

The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the board of directors of PubCo and by the board of managers of E2open.

The Business Combination

The Business Combination Agreement provides for the consummation of the following transactions (collectively, the “Business Combination”): (a) PubCo will change its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which time PubCo will change its name to “E2open Parent Holdings, Inc.”; and (b) PubCo will, through a series of mergers, acquire equity interests of E2open from the Blockers and the holders of equity interests in the Company, in exchange for (i) with respect to the Blockers and vested optionholders, a combination of cash consideration and shares of newly issued Class A common stock, par value $0.0001 per share, of PubCo (“PubCo Class A Common Stock”), shares of newly issued Series B-1 common stock, par value $0.0001 per share, of PubCo (“PubCo Class B-1 Common Stock”), and shares of newly issued Series B-2 common stock, par value $0.0001 per share, of PubCo (“PubCo Class B-2 Common Stock”) each of which will be subject to performance-based vesting conditions equivalent to the RCUs (defined below), (ii) with respect to unvested optionholders, an award of restricted share units representing the right to receive a number of shares of PubCo Class A Common Stock and shares of PubCo Class B-1 Common Stock and PubCo Class B-2 Common Stock, (iii) with respect to unitholders, a combination of cash consideration and Common Units in E2open (each, an “E2open Unit”) and a corresponding number of shares of Class V common stock, par value $0.0001 per share, of PubCo (“PubCo Class V Common Stock”), which will have no economic value, but will entitle the holder thereof to one vote per share and will be issued on a one-for-one basis for each membership unit in E2open, and Series 1 Restricted Common Units (“Series 1 RCUs”) and Series 2 Restricted Common Units (“Series 2 RCUs” and together with Series 1 RCUs, the “RCUs”), which will be subject to performance based vesting conditions set forth in the limited liability company agreement of E2open, which will be amended and restated in its entirety upon consummation of the Business Combination (the “A&R Company LLCA”), (iv) be restricted, (v) not be exchangeable for PubCo Class A Common Stock until vested, and (vi) accrue the right to distributions on E2open Units from E2open, such distributions to be payable upon vesting.

The A&R Company LLCA will provide that the equityholders in E2open shall have the right to exchange their E2open Units, together with the cancelation of an equal number of shares of PubCo Class V Common Stock, into PubCo Class A Common Stock, subject to certain restrictions set forth therein.

Immediately prior to the consummation of the Business Combination (the “Closing”), PubCo will effect the Domestication pursuant to which (a) each Class A ordinary share and each Class B ordinary share of PubCo will automatically convert into one share of PubCo Class A Common Stock (excluding, however, an aggregate of 2,500,000 Class B ordinary shares held by CC Neuberger Principal Holdings I Sponsor LLC (the “Sponsor”) and PubCo’s independent directors, which will instead automatically be converted into 2,500,000 shares of Series B-1 common stock of PubCo pursuant to the Sponsor Side Letter (as defined below)) and (b) the outstanding warrants to purchase Class A ordinary shares of PubCo will automatically become exercisable for PubCo Class A Common Stock.

Following the consummation of the Business Combination, the combined company will be organized in an “Up-C” structure, in which substantially all of the assets and business of PubCo will be held by E2open. The combined company’s business will continue to operate through the subsidiaries of E2open and PubCo’s sole direct asset will be the equity interests of E2open held by it.

Representations and Warranties, Covenants

Under the Business Combination Agreement, parties to the agreement made customary representations and warranties for transactions of this type regarding themselves. The representations and warranties made under the Business Combination Agreement will not survive the Closing. In addition, the parties to the Business Combination Agreement agreed to be bound by certain covenants that are customary for transactions of this type. The covenants made under the Business Combination Agreement generally will not survive the Closing, with the exception that certain covenants and agreements that by their terms are to be performed in whole or in part after the Closing will survive in accordance with the terms of the Business Combination Agreement.

Conditions to Each Party’s Obligations

The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (a) the approval and adoption by PubCo’s shareholders of the Business Combination Agreement and transactions contemplated thereby; (b) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (c) the absence of a Material Adverse Effect (as defined in the Business Combination Agreement) since the Effective Date; (d) in respect of E2open’s obligation to close, the cash proceeds from the trust account established for the purpose of holding the net proceeds of CCNB1’s initial public offering, net of any amounts paid to its shareholders that exercise their redemption rights in connection with the Business Combination, plus the PIPE Financing (defined below), plus $200,000,000 pursuant to that certain Forward Purchase Agreement by and between Neuberger Berman Opportunistic Capital Solutions Master Fund LP (“NBOKS”) and CCNB1, dated as of April 28, 2020 (the “Forward Purchase Agreement”), as amended by the FPA Side Letter (defined below), plus any amount raised pursuant to permitted equity financings prior to Closing, plus any amount funded pursuant to the Backstop Agreement (defined below) (collectively “Available Cash”) ,in the aggregate equaling no less than $1,020,000,000 at the Closing, less the amount of certain expenses, to the extent under an agreed cap, if any, and (e) in respect of PubCo’s obligation to close, Available Cash equaling no less than $920,000,000 at the Closing, less the amount of certain expenses, to the extent under an an agreed cap, if any.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including (i) by the mutual written consent of CCNB1 and E2open, or (ii) by written notice from E2open or CCNB1 to the other party or parties, if the Closing has not occurred by April 14, 2021 (the “Outside Date”), provided that such right to terminate is not available to either the Company and the Blockers or to the Buyer Parties if such party exercising the right is in material breach of its representations, warranties, covenants or agreements under the Business Combination Agreement (including, with respect to the Blockers, any breach by the Company).

A copy of the Business Combination Agreement is attached as Exhibit 2.1 hereto and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto.

PIPE Financing (Private Placement)

In connection with the signing of the Business Combination Agreement, CCNB1 entered into subscription agreements (the “Subscription Agreements”) with certain investors, including certain current equityholders of CCNB1 and E2open (collectively, the “PIPE Investors”).

Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and CCNB1 agreed to issue and sell to such investors, on the closing date, an aggregate of 52,000,000 shares of PubCo Class A Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $520,000,000 (the “PIPE Financing”).

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that CCNB1 will grant the PIPE Investors in the PIPE Financing certain customary registration rights.

The foregoing description of the Subscription Agreements and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the form of Investor Subscription Agreement, which is attached as Exhibit 10.1 hereto and the terms of which are incorporated herein by reference.

Forward Purchase Side Letter

In connection with the signing of the Business Combination Agreement, CCNB1, NBOKS and E2open entered into a side letter to the Forward Purchase Agreement (the “FPA Side Letter”), pursuant to which, among other things, NBOKS confirmed the allocation to CCNB1 of $200,000,000 under the Forward Purchase Agreement and its agreement to, at Closing, subscribe for 20,000,000 PubCo Class A Common Units, and 5,000,000 Forward Purchase Warrants (as defined therein).

A copy of the FPA Side Letter is attached as Exhibit 10.2 hereto and is incorporated herein by reference, and the foregoing description of the FPA Side Letter is qualified in its entirety by reference thereto.

Backstop Agreement

In connection with the signing of the Business Combination Agreement, CCNB1, NBOKS and E2open entered into that certain Backstop Facility Agreement (the “Backstop Agreement”) whereby NBOKS agreed to, subject to the availability of capital it has committed to all SPACs sponsored by CC Capital Partners, LLC and NBOKS on a first come first serve basis and the other terms and conditions included therein, at Closing, subscribe for PubCo Class A Common Shares to fund redemptions by shareholders of CCNB1 in connection with the Business Combination in an amount of up to $300,000,000.

A copy of the Backstop Agreement is attached as Exhibit 10.3 hereto and is incorporated herein by reference, and the foregoing description of the Backstop Agreement is qualified in its entirety by reference thereto.

Sponsor Side Letter

Concurrently with the execution of the Business Combination Agreement, the Sponsor, the members of the Sponsor and PubCo’s independent directors entered into a Sponsor Side Letter Agreement (the “Sponsor Side Letter Agreement”), pursuant to which, at Closing, an aggregate of 2,500,000 Class B ordinary shares of PubCo held by the Sponsor and PubCo’s independent directors will automatically convert into 2,500,000 shares of Series B-1 common stock, par value $0.0001 per share. All such shares of Series B-1 common stock are restricted shares that are subject to certain performance-based conversion events and upon the occurrence of which such Series B-1 common stock would convert on a one-for-one basis into PubCo Class A Common Stock. The shares of Series B-1 common stock will accrue and be entitled to dividends paid on the PubCo Class A Common Stock, with such dividends payable upon the conversion of the shares of Series B-1 common stock into shares of PubCo Class A Common Stock. Any shares of Series B-1 common stock that have not converted into shares of PubCo Class A Common Stock by the fifth year or the tenth anniversary of the Closing, as applicable, shall be automatically cancelled, and any accrued dividends shall be forfeited in connection therewith.

A copy of the Sponsor Side Letter Agreement is attached as Exhibit 10.4 hereto and is incorporated herein by reference, and the foregoing description of the Sponsor Side Letter Agreement is qualified in its entirety by reference thereto.

Investor Rights Agreement

Concurrently with the consummation of the Business Combination, the Sponsor, certain Company Equityholders (as defined therein), equityholders of certain Blockers, and certain other parties thereto will, among other things, enter into an investor rights agreement with PubCo (the “Investor Rights Agreement”) relating to, among other things, the composition of the board of directors of PubCo following the Business Combination, certain voting and standstill provisions, certain customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions, and lockup restrictions. Pursuant to the Investor Rights Agreement, the Sponsor, the equityholders of the Sponsor, certain Company Equityholders and equityholders of certain Blockers each agree with PubCo that, until the later of one year and the date of PubCo’s 2022 annual stockholder meeting, such party will not take certain actions with respect to the voting of such party’s equity securities in PubCo.

Tax Receivable Agreement

In connection with the Closing, PubCo will enter into a tax receivable agreement (the “Tax Receivable Agreement”) with certain equityholders of E2open. Pursuant to the Tax Receivable Agreement, PubCo will be required to pay the equityholders party thereto 85% of the amount of savings, if any, in U.S. federal, state and local income tax that PubCo actually realizes as a result of certain preexisting tax attributes as well as the increases in tax basis and certain other tax benefits related to the payment of the cash consideration pursuant to the Business Combination Agreement and any exchanges of units in E2open for PubCo Class A Common Stock.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K/A is incorporated by reference herein. The shares of PubCo Class A Common Stock to be issued in connection with the Business Combination, the PIPE Financing, in connection with any permitted equity financing between the date hereof and Closing, the Backstop Agreement or the Forward Purchase Agreement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01	Regulation FD Disclosure.

On October 14, 2020, CCNB1 held a previously announced joint conference call (the “Conference Call”) with E2open to discuss the Business Combination. In addition, CCNB1 posted on its website a video demonstration of the Company's products (the “Video Demonstration”).

Attached as Exhibits 99.1 and 99.2 to this Current Report on 8-K/A and incorporated into this Item 7.01 by reference are transcripts of the Conference Call and the Video Demonstration, respectively.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act, of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the Business Combination, including the domestication of CCNB1 as a Delaware corporation, CCNB1 intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of CCNB1, and after the registration statement is declared effective, CCNB1 will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders. This Current Report on Form 8-K/A does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. CCNB1’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about CCNB1, E2open and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of CCNB1 as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: CC Neuberger Principal Holdings I, 200 Park Avenue, 58th Floor, New York, NY 10166.

Participants in the Solicitation

CCNB1 and its directors and executive officers may be deemed participants in the solicitation of proxies from CCNB1’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in CCNB1 is contained in CCNB1’s final prospectus related to its initial public offering, dated April 23, 2020, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to CC Neuberger Principal Holdings I, 200 Park Avenue, 58th Floor, New York, NY 10166. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

E2open and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CCNB1 in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement for the Business Combination when available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CCNB1 or E2open, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K/A may be considered forward-looking statements. Forward-looking statements generally relate to future events or CCNB1’s or E2open’s future financial or operating performance. For example, projections of future growth, financial performance, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by CCNB1 and its management, and E2open and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against CCNB1, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of CCNB1, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of E2open as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that E2open or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) E2open’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CCNB1’s final prospectus relating to its initial public offering, dated April 23, 2020.

Nothing in this Current Report on Form 8-K/A should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither CCNB1 nor E2open undertakes any duty to update these forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d)            Exhibits. The following exhibits are provided as part of this Form 8-K:

Exhibit No.	Description
2.1†	Business Combination Agreement, dated as of October 14, 2020, by and among CC Neuberger Principal Holdings I, E2open Holdings, LLC and the other parties thereto.

10.1	Form of Subscription Agreement.

10.2	Letter Agreement re: Forward Purchase by and between CC Neuberger Principal Holdings I, Neuberger Berman Opportunistic Capital Solutions Master Fund L.P., dated as of October 14, 2020.

10.3	Backstop Facility Agreement by and between CC Neuberger Principal Holdings I, Neuberger Berman Opportunistic Capital Solutions Master Fund L.P., dated as of October 14, 2020.

10.4	Sponsor Side Letter by and among Sponsor, Eva F. Huston, Keith W. Abell, CC NB Sponsor I Holdings LLC, a Delaware limited liability company, Neuberger Berman Opportunistic Capital Solutions Master Fund LP, a Cayman Islands exempted company, and CC Neuberger Principal Holdings I.

99.1	Transcript of Conference Call, dated October 14, 2020.

99.2	Transcript of Video Demonstration, dated October 14, 2020.

†      Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). CCNB1 agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 14, 2020	CC NEUBERGER PRINCIPAL HOLDINGS I

	By:	/s/ Matthew Skurbe
	Name:	Matthew Skurbe
	Title:	Chief Financial Officer